Exhibit 99.1

Volvo: Issue of Bond Loan

STOCKHOLM, Sweden--Regulatory News:

Volvo Treasury AB (publ) (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) has decided to issue a SEK 600 million bond loan under its EMTN (Euro Medium Term Note) programme. The bond loan is issued on October 19th, 2007 with a maturity on April 19th, 2010 and has a floating three month interest rate.

This information and a link to full details of the issue, including the reasons of the issue, is found on Volvo's web site http://www.volvo.com/group/global/en-gb/investors/bondholder_info/

Visit http://www.thenewsmarket.com/volvogroup to access broadcast-standard video from Volvo Group. You can preview and request video, and choose to receive as a MPEG2 file or by Beta SP tape. Registration and video is free to the media.

The character of the information is such that AB Volvo (publ) may be under an obligation to disclose it in accordance with the Swedish Securities and Clearing Operations Act and/or the Swedish Financial Instruments Act. The information was disclosed to the media on October 18, 2007 at 09.15 a.m.

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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Volvo
Christer Johansson, +46 31 66 13 34